

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 9, 2010

Via U.S. Mail and Facsimile (908-730-5300)

Raymond J. Milchovich
Chairman and Chief Executive Officer
Foster Wheeler AG
80 Rue de Lausanne
CH 1202 Geneva, Switzerland 6340

> **Re:** **Foster Wheeler AG**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-31305**
> **Response Letter Filed July 23, 2010**

Dear Mr. Milchovich:

We refer you to our comment letter dated June 30, 2010 regarding possible business contacts with Iran and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pam Long
        Assistant Director
        Division of Corporation Finance

        Lisa Wood, Vice President and Controller (via facsimile)